Exhibit (a)(1)(G)

Frequently Asked Questions Regarding The Hackett Group’s

Tender Offer to Purchase up to $120 Million of Its Common Stock

The Hackett Group, Inc. (“Hackett”) is providing the following additional information, in the form of questions and answers, regarding its tender offer to purchase up to $120 million in value of its common stock. Hackett’s tender offer was launched on November 9, 2022 and is scheduled to expire on December 8, 2022. These questions and answers should be read in conjunction with the Offer to Purchase and other tender offer materials, which will be sent to stockholders promptly after commencement of the tender offer and filed with the Securities and Exchange Commission (the “SEC”). This document is being released publicly and filed with the SEC.

1) What is a tender offer?

A tender offer is a way for a company to buy back shares of stock that it had previously issued. There are various forms of tender offers. There are four basic steps in our tender offer, which is known as a modified “Dutch auction” tender offer.

1.

Hackett sets a per share price range at which it is willing to purchase shares of its common stock. For this tender offer, Hackett is offering to purchase up to $120 million of its common stock between a minimum price of $20.50 per share and a maximum price of $23.50 per share. All shares purchased in the tender offer will be purchased at the same price.

2.

Stockholders must follow the instructions contained in the Offer to Purchase to tender their shares. To tender shares, a stockholder chooses the price or prices within the range of $20.50 and $23.50 per share (in $0.10 increments) at which the stockholder is willing to sell all or some of its shares. In the alternative, the stockholder may choose to sell all or some of its shares without specifying a price. By not specifying a price, a stockholder is agreeing to sell its shares at the final purchase price determined in the offer, increasing the likelihood that those shares will be repurchased.

3.	Next, the purchase price is set at the lowest single price within this range at which Hackett can purchase up to $120 million of its common stock.

4.

Finally, Hackett will purchase all shares properly tendered at prices at or below the final purchase price and not properly withdrawn prior to the expiration date. If, based on the final purchase price, more than $120 million in value of Hackett’s common stock is properly tendered, not properly withdrawn from and accepted pursuant to the offer, Hackett will purchase all shares tendered at or below the final purchase price, subject to the proration and conditional tender provisions described in the Offer to Purchase.

The foregoing description is a basic summary and is not a complete description of all the terms and conditions of the tender offer, which are set forth in the Offer to Purchase.

2) Where can a Hackett associate find a copy of the Offer to Purchase?

Stockholders may obtain a free copy of the tender offer documents (including the Offer to Purchase) filed by Hackett with the SEC from the SEC’s website at www.sec.gov or by calling Georgeson LLC, the information agent for the tender offer, toll-free at (888) 680-1528.

3) What does Hackett or the Board of Directors think of the offer?

Neither Hackett nor any member of its Board of Directors is making any recommendation to any stockholders, including current and former associates that hold shares of Hackett common stock, as to whether they should tender or refrain from tendering their shares or as to the purchase price or purchase prices at which to tender their shares. The decision to tender or to refrain from tendering shares should be made after carefully reading the Offer to Purchase, and associates should discuss whether to tender or refrain from tendering with their broker or other financial or tax advisors.

4) May current associates participate in the tender offer?

All associates who are stockholders may participate in the tender offer. How associates tender their shares of Hackett common stock depends on where their shares are held. Associates may have shares of Hackett common stock in an account with Computershare (as a result of the delivery of stock received upon the vesting of restricted stock units (“RSUs”)) or at Morgan Stanley Smith Barney LLC (“Morgan Stanley”) (as a result of the exercise of stock options or participation in our Employee Stock Purchase Plan (the “ESPP”) up to and including the purchase period that ended June 30, 2022), or with another broker or financial institution.

5) May an associate tender unvested restricted stock or RSUs in the tender offer?

No. Hackett is not offering to purchase any outstanding shares of unvested restricted stock or RSUs, and tenders of unvested restricted stock or RSUs will not be accepted. Therefore, only shares that have been acquired through the vesting of such equity awards may be tendered. If such shares are held in a Computershare account, the associate will receive instructions on how to tender his or her shares directly from Computershare.

6) How is the purchase price determined?

The purchase price will be set at the lowest purchase price within the range of $20.50 and $23.50 per share that will allow Hackett to purchase $120 million of its common stock. If $120 million of Hackett common stock is not tendered, the purchase price will be set at the level that will allow Hackett to buy all the shares properly tendered and not properly withdrawn.

7) Why wouldn’t associates just offer to tender shares of Hackett common stock at the highest price in the range?

If an associate selects the highest price, his or her shares may not be purchased. The final purchase price determined in the tender offer may not be the highest price in the range. All stockholders who choose to tender their shares at prices higher than the final purchase price will not have their shares repurchased by Hackett in the tender offer.

If you wish to maximize the chance that Hackett will purchase your shares, you should check the box in the section entitled “Shares Tendered At Price Determined Under The Offer” in the section of the Letter of Transmittal captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered,” indicating that you will accept the final purchase price. You should understand that this election may have the effect of lowering the final purchase price and could result in your shares being purchased at the minimum price of $20.50 per share, a price that could be below the closing price of the shares on the Nasdaq Stock Market on the expiration date.

8) When will I know at what price Hackett will buy back the shares of Hackett common stock?

Hackett will announce the preliminary results of the offer, including price and preliminary information about any expected proration, on the business day following the expiration of the tender offer. Hackett does not expect, however, to announce the final results of any proration or the final purchase price and begin paying for tendered shares until at least three business days after the expiration of the tender offer.

9) If my shares of Hackett common stock are purchased by Hackett, what happens next?

Payment for shares tendered and accepted for payment in the tender offer will be made promptly following the expiration of the tender offer, subject to possible delay due to proration. Hackett will pay for shares purchased pursuant to the tender offer by depositing the aggregate purchase price for the shares with the depositary for the tender offer, which will transmit payment to the tendering stockholders. Stockholders who hold shares of Hackett common stock at Computershare or Morgan Stanley should contact Computershare or Morgan Stanley to determine the results of their participation in the tender offer. All other stockholders should contact their broker directly to determine the results of their participation in the tender offer.

10) What shares might I hold in an account with Computershare?

An account is established at Computershare for each associate that acquires shares of Hackett common stock through the vesting of Hackett RSUs. These shares, as well as any other shares of Hackett common stock that an associate may have transferred to this account, may be held in an account with Computershare. If such shares are held in a Computershare account, the associate will receive instructions on how to tender his or her shares directly from Computershare. Online access to the Computershare accounts is available at www.computershare.com/investor. You may also contact Computershare at 877-373-6374.

11) What shares might I hold in a Morgan Stanley account?

An account is established at Morgan Stanley for each associate that holds shares obtained in connection with the exercise of Hackett stock options or acquired in connection with participation in the ESPP. These shares, as well as any other shares of Hackett common stock that an associate may have transferred to this account, may be held in an account at Morgan Stanley. If such shares are held in a Morgan Stanley account, the associate will receive instructions on how to tender his or her shares directly from Morgan Stanley. Online access to the Morgan Stanley accounts is available at www.benefitaccess.com. You may also contact Morgan Stanley at 877-380-7793.

12) What do associates who hold shares of Hackett common stock in a Computershare account or in a Morgan Stanley account do if they want to tender these shares?

Computershare and Morgan Stanley will send the Offer to Purchase and instructions on how to tender shares in the tender offer by mail to the address on file for each account holder. If you wish to participate in the tender offer, you must follow the instructions contained in the Offer to Purchase or contact Computershare or Morgan Stanley at the telephone numbers provided above.

13) How does an associate tender shares that are not held in a Computershare account or in an account with Morgan Stanley?

If an associate holds shares in an account outside of Computershare or Morgan Stanley, they will receive in the mail from their broker or financial institution the Offer to Purchase and instructions on how to participate in the tender offer. If you wish to participate in the tender offer, you must follow the instructions contained in the Offer to Purchase. You may call Georgeson LLC, the information agent for the tender offer, toll-free at (888) 680-1528 if you have questions.

14) How does an associate tender shares of Hackett common stock held in certificate form?

Vested shares of Hackett common stock held in certificate form may be tendered in the tender offer. If you are uncertain about how many shares of Hackett common stock held in unregistered certificate form are vested and are eligible to be tendered, please contact Michelle Ramirez, Director, Human Resources, 786-497-7812. Unregistered shares may be tendered in the tender offer. You do not need to have the restrictive legends removed from any unregistered shares in order to participate in the tender offer. However, you may only tender shares that have vested. If you attempt to tender more shares than in which you have vested, the vested amount will be used to calculate the number of shares actually tendered and will be used in connection with any proration required in the event that the tender offer is oversubscribed.

If you hold certificated shares that remain in your possession or have been placed on deposit with a broker, you will receive in the mail from Hackett via Computershare the Offer to Purchase document and instructions for how to participate in the tender offer. If you wish to participate in the tender offer, you must follow the instructions contained in the Offer to Purchase.

15) Why was I sent multiple versions of the tender offer documents?

Computershare, Morgan Stanley and any other institution or broker with whom an individual holds shares of Hackett common stock are each required to provide a copy of the Offer to Purchase to stockholders. If you are interested in tendering shares of Hackett common stock, it is important to read carefully the tender offer materials provided by the broker or institution through which you hold the shares and to follow the instructions for tendering contained in the materials.

Additional Information Regarding the Tender Offer

This communication is not an offer to buy or the solicitation of an offer to sell any security. The tender offer is being made pursuant to the Offer to Purchase, the related Letter of Transmittal and the other tender offer materials, which will be sent to stockholders promptly after commencement of the tender offer. Each of these documents is being filed with the SEC, and stockholders may obtain a free copy of these documents from the SEC’s website at www.sec.gov or by calling Georgeson LLC, the information agent for the tender offer, toll-free at (888) 680-1528. Stockholders are urged to read carefully the Offer to Purchase, the related Letter of Transmittal and other tender offer materials because they contain important information, including the terms and conditions of the tender offer, that stockholders should consider before making any decision with respect to the tender offer. Questions regarding the tender offer may be directed to BofA Securities, Inc., the dealer manager for the tender offer, at (888) 803-9655 or Georgeson LLC, the information agent for the tender offer, toll-free at (888) 680-1528.